UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 22, 2005

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
December 22, 2005

Item 8.01 Other Events

On December 22, 2005, First Midwest Bancorp, Inc. announced a balance sheet restructuring that would result in selling less than 10% of its securities portfolio and realizing approximately a $6.4 million pre-tax loss. This press release, dated December 22, 2005, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated December 22, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
_____
(Registrant)


Date: December 22, 2005   /s/ STEVEN H. SHAPIRO
                                    _____
                                         Steven H. Shapiro
                                      Executive Vice President

Exhibit 99

News Release



First Midwest Bancorp, Inc.

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: Michael L. Scudder

EVP, Chief Financial Officer

TRADED: Nasdaq

(630) 875-7283

SYMBOL: FMBI

www.firstmidwest.com

FIRST MIDWEST ANNOUNCES
MODEST SECURITIES PORTFOLIO REALIGNMENT

ITASCA, IL, DECEMBER 22, 2005 – First Midwest Bancorp, Inc. (**Nasdaq: FMBI**) today announced that it would sell approximately $200 million of certain under-performing securities. The securities involved represent about 9% of First Midwest's securities portfolio. As a result of this action, the Company expects to realize approximately $6.4 million in pre-tax securities losses in fourth quarter 2005. The proceeds generated from the sale will be used to reduce short-term borrowings and to acquire higher yielding assets as market conditions warrant, positioning the Company for expected interest rate movements beyond the next fiscal year. First Midwest expects substantially full recovery of these losses in the short to intermediate term, primarily through higher tax-equivalent income.

"These securities sales represent important steps to better position ourselves for current and expected market conditions," said John O'Meara, President and CEO of First Midwest Bancorp, Inc. "The persistence of low long-term interest rates and the corresponding flattening of the yield curve continue to place pressure on net interest margins industry-wide. In response to these challenging conditions, we have decided that it is appropriate to reposition our balance sheet for the expected rate environment. While this action should reduce 2005 performance by $0.09 per diluted share, it should help maintain margins prospectively. Based upon current First Midwest interest rate forecasts, longer-term performance should be enhanced compared with holding existing portfolio securities."

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties, including those factors described in First Midwest's 2004 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking markets. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 69 offices located in 49 communities, primarily in northeastern Illinois. First Midwest was the only bank named by Chicago magazine as one of the 25 best places to work in Chicago.